Exhibit 99.1

ReTo Eco-Solutions, Inc. Announces First Half 2023 Financial Results

BEIJING, December 27, 2023 -- (BUSINESS WIRE) -- ReTo Eco-Solutions, Inc. (Nasdaq: RETO) (the “Company”), a provider of technology solutions and operation services for intelligent ecological environments and internet of things technology development services in China and other countries, today announced its financial results for the six months ended June 30, 2023.

First Half 2023 Financial Review

●	Revenues decreased by approximately $1.7 million, or 57%, to $1.2 million for the six months ended June 30, 2023 from approximately $2.9 million for the six months ended June 30, 2022.

●	Cost of revenues decreased by approximately $1.4 million, or 55%, to approximately $1.1 million for the six months ended June 30, 2023 from $2.5 million for the six months ended June 30, 2022.

●	Operating expenses increased by approximately $35.1 million, or 582%, to approximately $41.1 million for the six months ended June 30, 2023 from $6.0 million for the six months ended June 30, 2022.

●	Net loss increased by approximately $39.9 million, or 692%, to approximately $45.7 million for the six months ended June 30, 2023 from $5.8 million for the six months ended June 30, 2022.

Financial Results for the First Half 2023

Revenues

Revenues decreased by approximately $1.7 million, or 57%, to $1.2 million for the six months ended June 30, 2023 from approximately $2.9 million for the six months ended June 30, 2022. Revenue from machinery and equipment sales decreased by approximately $1.0 million, or 49%, to $1.0 million for the six months ended June 30, 2023 from approximately $2.0 million for the six months ended June 30, 2022. The decrease is mainly due to slowdown of the construction industry and less demand for the Company’s products. Sales of the Company’s environmental-friendly construction materials decreased by approximately $0.2 million, or 72%, to approximately $0.09 million for six months ended June 30, 2023 from approximately $0.3 million for the six months ended June 30, 2022 due to the decrease in demand resulting from the downturn of the national real estate market. Revenue from other services decreased by approximately $0.3 million, or 79%, to approximately $0.09 million for six months ended June 30, 2023 from approximately $0.4 million for the six months ended June 30, 2022 due to less demand for the Company’s technological consulting service and roadside assistance service.

Cost of revenues

Cost of revenues decreased by approximately $1.4 million, or 55%, to approximately $1.1 million for the six months ended June 30, 2023 from $2.5 million for the six months ended June 30, 2022.  The decrease in cost of revenues was in line with the decrease in revenues.

Gross profit

Gross profit decreased by approximately $0.3 million, or 75%, to approximately $0.1 million for the six months ended June 30, 2023 from $0.4 million for the six months ended June 30, 2022. Gross margin was 8% for the six months ended June 30, 2023 as compared to 13% for the six months ended June 30, 2022. The decrease in gross profit was primarily attributable to (i) a decrease of approximately $147,000 in gross profit in machinery and equipment business due to the significant decrease in domestic and overseas market demand of machinery and equipment; and (ii) a decrease of approximately $155,000 in gross profit in other services due to decreased customer orders. Because other services with higher gross profit margin accounted for 7% of total revenue in the six months ended June 30, 2023 as compared to 15% of total revenue for the six months ended June 30, 2022, the Company’s gross profit margin decreased to 8% for the six months ended June 30, 2023 as compared to 13% of total revenue for the six months ended June 30, 2022.

Operating expenses

For the six months ended June 30, 2023 and 2022, the Company’s selling expenses were approximately $0.3 million for both periods.

General and administrative expenses increased by $33.7 million, or 572%, to $39.6 million for the six months ended June 30, 2023 from $5.9 million for the six months ended June 30, 2022. The increase was due to $33.8 million increase in share-based compensation, partially offset by decreased payroll expenses.

Bad debt expenses amounted to approximately $0.5 million for the six months ended June 30, 2023, as compared to a bad debt recovery of approximately $0.7 million for the six months ended June 30, 2022.

Research and development expenses increased by $0.3 million, or 60%, to $0.8 million for the six months ended June 30, 2023 from $0.5 million for the six months ended June 30, 2022. The increase was due to an increase of approximately $0.3 million in expert fees.

Interest expense

The Company’s interest expenses were approximately $0.2 million for both six-month periods ended June 30, 2023 and 2022.

Change in fair value in convertible debt

Due to change in fair value of convertible loans, the Company recorded an unrealized loss of $57,985 and $204,331 in other expense for the six months ended June 30, 2023 and 2022, respectively.

Other income (expense), net

Other expense was $4.4 million for the six months ended June 30, 2023 as compared to $0.3 million for the six months ended June 30, 2022. The increase was due to a one-time charge of $4.7 million from a terminated project.

Loss before income taxes

The Company’s loss before income taxes was approximately $45.7 million for the six months ended June 30, 2023, an increase of approximately $39.9 million as compared to loss before income taxes of approximately $5.8 million for the six months ended June 30, 2022. The increase was primarily attributable to decrease in revenue and increase in operating expenses and other expense.

Provision for income taxes

The Company’s subsidiaries in the People’s Republic of China (“PRC”) are subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. Under the Enterprise Income Tax Law, the corporate income tax rate applicable to all companies, including both domestic and foreign-invested companies, is 25%. However, two subsidiaries of the Company, Beijing REIT Technology Development Co., Ltd. and Hainan Yile IoT Technology Co., Ltd., are recognized as High and New Technology Enterprises by the PRC government and thus subject to a favorable income tax rate of 15%. As the Company had losses before income tax, its income tax expenses amounted to $52 and $28,767 for the six months ended June 30, 2023 and 2022, respectively.

Net loss

As a result of the foregoing, net loss amounted to approximately $45.7 million and $5.8 million for the six months ended June 30, 2023 and 2022, respectively.

Cash

Cash was approximately $0.2 million as of June 30, 2023, reflecting an increase of approximately $0.1 million from approximately $0.1 million as of December 31, 2022.

About ReTo Eco-Solutions, Inc.

Founded in 1999, ReTo Eco-Solutions, Inc., through its proprietary technologies, systems and solutions, is striving to bring clean water and fertile soil to communities worldwide. The Company, through its operating subsidiaries in China, is engaged in the ecological restoration and solid waste treatment, manufacturing and distribution of eco-friendly construction materials (aggregates, bricks, pavers and tiles) made from mining waste (iron tailings), and soil remediation materials transformed from solid waste (iron tailings), as well as equipment used for the production of these eco-friendly construction materials and soil remediation materials. In addition, the Company provides consultation, design, project implementation and construction of urban ecological protection projects and parts, engineering support, consulting, technical advice and service, and other project-related solutions for its manufacturing equipment and environmental protection projects. The Company also offers roadside assistance services and technology development services utilizing Internet of Things technologies. For more information, please visit: http://en.retoeco.com.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements include, among others, statements regarding the Company’s plans to regain compliance with the minimum bid price requirement. The Company’s actual results may differ materially from those expressed in any forward-looking statements as a result of various factors and uncertainties. The reports filed by the Company with the Securities and Exchange Commission discuss these and other important factors and risks that may affect the Company’s business, results of operations and financial conditions. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

ReTo Eco-Solutions, Inc.

Angela Hu

Tel: +86-010-64827328

Email: ir@retoeco.com or 310@reit.cc

RETO ECO-SOLUTIONS INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2023	2022
ASSETS	(Unaudited)
Current Assets:
Cash and cash equivalents	$233,839	$113,895
Accounts receivable, net	475,303	2,150,450
Accounts receivable, net - related party	79,639	83,736
Advances to suppliers, net	707,775	453,894
Advances to suppliers, net - related party	1,598,977	3,787,036
Inventories, net	820,590	337,798
Prepayments and other current assets	114,287	402,151
Due from related parties	483,369	208,225
Due from third parties	678,223	-
Total Current Assets	5,192,002	7,537,185

Property, plant and equipment, net	8,028,957	8,722,435
Intangible assets, net	4,548,402	4,869,654
Long-term investment in equity investee	2,301,850	2,503,944
Right-of-use assets	271,972	424,999
Total Assets	$20,343,183	$24,058,217

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Short-term loans	$5,274,916	1,319,490
Convertible debt	3,004,000	3,922,686
Advances from customers	2,072,983	2,551,216
Advances from customers-related party	166,275	-
Due to a minority shareholder	413,719	725,000
Deferred grants - current	264	18,563
Accounts payable	2,934,058	2,624,701
Accrued and other liabilities	2,433,692	2,717,432
Loans from third parties	1,356,113	1,106,233
Taxes payable	1,922,345	2,077,088
Operating lease liabilities, current	150,420	277,036
Deferred tax liability	309,664	325,593
Total Current Liabilities	20,038,449	17,665,038

Loans from third parties-noncurrent	1,048,088	1,160,000
Operating lease liabilities - noncurrent	83,407	158,650
Total Liabilities	21,169,944	18,983,688

Commitments and Contingencies

Shareholders’ Equity:
Common Share, $0.01 par value, 20,000,000 shares authorized, 7,725,848 shares and 4,339,889 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively	77,259	43,400
Additional paid-in capital	98,689,295	53,331,093
Subscription receivable	(5,887,546)	-
Statutory reserve	1,069,882	1,066,554
Accumulated deficit	(93,056,277)	(47,813,206)
Accumulated other comprehensive loss	(2,220,029)	(2,388,890)
Total Shareholders’ Equity Attributable to ReTo Eco-Solutions Inc.	(1,327,416)	4,238,951

Noncontrolling interest	500,655	835,578
Total Shareholders’ Equity	(826,761)	5,074,529

Total Liabilities and Shareholders’ Equity	$20,343,183	24,058,217

RETO ECO-SOLUTIONS INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Six Months Ended June 30,
	2023	2022

Revenues – third party customers	$1,022,919	$2,882,792
Revenues – related parties	210,864	6,987
Total revenues	1,233,783	2,889,779
Cost of revenues – third party customers	780,794	1,957,829
Cost of revenues – related parties	359,398	557,145
Total Cost	1,140,192	2,514,974
Gross Profit	93,591	374,805

Operating Expenses:
Selling expenses	289,730	288,552
General and administrative expenses	39,559,187	5,888,849
Bad debt expenses (recovery)	460,116	(650,776)
Research and development expenses	809,979	505,847
Total Operating Expenses	41,119,012	6,032,472

Loss from Operations	(41,025,421)	(5,657,667)

Other Income (expenses):
Interest expenses	(180,772)	(189,755)
Interest income	1,509	2,293
Other income (expenses), net	(4,356,224)	348,266
Change in fair value of convertible debt	(57,985)	(204,331)
Gain from disposal of subsidiaries	38,394	-
Share of losses in equity method investments	(83,307)	(38,885)
Total Other Expenses, Net	(4,638,385)	(82,412)

Loss Before Income Taxes	(45,663,806)	(5,740,079)
Provision for Income Taxes	52	28,767
Net Loss	(45,663,858)	(5,768,846)

Less: net loss attributable to noncontrolling interest	(424,115)	(92,866)
Net Loss Attributable to ReTo Eco-Solutions, Inc.	$(45,239,743)	$(5,675,980)

Net Loss	$(45,663,858)	$(5,768,846)
Other comprehensive gain (loss):
Foreign currency translation adjustment	258,053	(723,421)
Comprehensive Loss	(45,405,805)	(6,492,267)
Less: comprehensive loss attributable to noncontrolling interest	(334,923)	(22,981)
Comprehensive Loss Attributable to ReTo Eco-Solutions, Inc	$(45,070,882)	$(6,469,286)

Loss Per Share
Basic and diluted	$(8.32)	$(1.65)

Weighted Average Number of Shares
Basic and diluted	5,437,853	3,443,338

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